April 19, 2024

VIA EDGAR

U.S. Securities and Exchange Commission,

Division of Corporation Finance,

Office of Mergers & Acquisitions,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Stacie Gorman
Pamela Howell

Re:	CONX Corp.
Amendment No. 2 to Schedule TO-I
Filed April 17, 2024
File No. 005-92163

Ladies and Gentlemen:

On behalf of our client, CONX Corp. (the “Company”), we are filing this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in a letter, dated April 18, 2024, with respect to the Company’s Amendment No. 2 to the Tender Offer Statement on Schedule TO-I (the “Schedule TO”) filed with the Commission on April 17, 2024.

The Company is concurrently filing via EDGAR Amendment No. 3 to the Schedule TO (“Amendment No. 3”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. The Schedule TO was initially filed with the Commission on April 1, 2024. The Schedule TO was subsequently amended by Amendment No. 1, filed with the Commission on April 15, 2024, and Amendment No. 2, filed with the Commission on April 17, 2024.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule TO.

Schedule TO-I filed April 17, 2024

What interests do our directors, executive officers and Sponsor have in the Transaction?, page 5

1.	We partially reissue prior comment 7. When calculating the aggregate amount the Sponsor and affiliates have at risk based upon the current stock price, please remove the Equity Forward Transaction. Such transaction artificially deflates the amount at risk from the Sponsor. Separately highlight that the Equity Forward Transaction agreement provides that the company may at any time, and after five years is required to repurchase such securities for the initial purchase price, which protects Mr. Ergen from market risks.

Response: The Company acknowledges the Staff’s comment and in response thereto has amended the following sections:

•	the disclosure under the heading “What interests do our directors, executive officers and Sponsor have in the Transaction?” on page 5;

•	the risk factor entitled “Certain of our directors and officers have potential conflicts of interest in the consummation of the Transaction and the transactions contemplated by the Seller Lease Agreement, which may incentivize them to complete a business combination on terms less favorable to stockholders rather than to liquidate our company” on page 14; and

U.S. Securities and Exchange Commission

April 19, 2024

•	the section entitled “The Transaction – Interests of Certain Persons in the Transaction” on page 51.

Risk Factors

The other transactions that are expected to occur in connection with or subsequent to the Transaction taken together...., page 18

2.	We partially reissue prior comment 2. Please revise to also reflect the impact on the net cash per share if the private warrants are exercised on a cashless basis.

Response: The Company acknowledges the Staff’s comment and in response thereto has amended the disclosure under the heading “Risk Factors—The other transactions that are expected to occur in connection with or subsequent to the Transaction taken together, including the issuance of Series A Preferred Stock concurrently with the Transaction, the potential exercise of the outstanding warrants and the issuance of additional Common Stock as a result thereof, or from future public or private offerings, and the automatic conversion of the outstanding founder shares, will result in substantial dilution and could have an adverse effect on the market prices of CONX’s securities” on page 18.

Opinion of Cabrillo Advisors, Inc. to the Independent Members...., page 24

3.	We note your disclosure that the fairness opinion is "intended solely for the benefit and use of the independent members of [your] board ... and is not to be relied upon by any stockholder of the Company or the Company or by any other person or entity." Further, we note similar disclosure in the first paragraph on page 5 of the fairness opinion. Please either revise this disclosure and the fairness opinion itself to remove these statements or provide the legal basis for the company's and the advisor's belief that security holders cannot rely on the opinion to bring state law actions, including a description of any state law authority on such a defense. If no such authority exists, please disclose that the issue will be resolved by a court, resolution of the issue will have no effect on rights and responsibilities of the board under state law, and the availability of this defense has no effect on the rights and responsibilities of either the advisor or the board under the federal securities laws.

Response: The Company acknowledges the Staff’s comment and in response thereto has amended the disclosure that begins on page 24 to provide that (i) the availability of Cabrillo Advisors’ defense that stockholders of the Company are not entitled to rely on its opinion as a matter of Nevada law would be resolved by a Nevada court of competent jurisdiction provided such defense was properly asserted in a matter over which the Nevada court had jurisdiction and (ii) the question of availability of such a defense would have no effect on the rights and responsibilities of the independent directors of the board under Nevada law and no effect on the rights and responsibilities of either Cabrillo Advisors or the independent directors of the board under the federal securities laws.

4.	Please clearly discuss in this section the valuation analyses underlying the fairness opinion and any data used in the financial advisor's analysis.

Response: The Company acknowledges the Staff’s comment and in response thereto has supplemented the disclosure that begins on page 24 accordingly.

5.

We note that the opinion "shall not be included, summarized, or referenced in any manner in materials distributed to the stockholders or members of the Company or the Company without Cabrillo’s prior written consent." Please disclose whether the advisor consents to the use of the opinion with this filing.

Response: The Company acknowledges the Staff’s comment and in response thereto has amended the disclosure that begins on 24 to reflect that Cabrillo Advisors has consented to the inclusion of its opinion in its entirety and the description of its opinion in the Schedule TO.

U.S. Securities and Exchange Commission

April 19, 2024

Information About CONX Following the Transaction, page 36

6.

We partially reissue prior comment 18. We continue to note your disclosure on page 40 that you “anticipate to grow through acquisition opportunities” and that “the Company is currently involved in ongoing discussions regarding potential acquisitions with the objective of becoming a diversified operating entity focused on the future of communications and connectivity.” Please revise your risk factor disclosure to specifically address the risk, if material, that you may change your current business plan for the company and seek to undertake potential acquisitions with other operating entities focused on communications and connectivity.

Response: The Company acknowledges the Staff’s comment and in response thereto has amended the disclosure on page 32.

Please contact me at (212) 558-3287 or schollmeyerm@sullcrom.com if you have any questions or require any additional information in connection with this letter or the Schedule TO.

Sincerely,

/s/ Mario Schollmeyer
Mario Schollmeyer